Joint Venture with Kimberly-Clark

Disclaimer This presentation contains what are considered “forward-looking statements,” as defined in Section 27A of the 1933 Securities Act and Section 21E of the 1934 Securities Exchange Act, as amended. Some of these forward-looking statements are identified with words such as “believe,” “may,” “could,” “would,” “possible,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “estimate,” “potential,” “outlook” or “continue,” as well as the negative forms of these words, other terms of similar meaning or the use of future dates. The forward-looking statements include, without limitation, statements related to the declaration or payment of dividends, implementation of the key operational and financial strategies and investment plans, guidance about future operations and factors or trends that influence the financial situation, liquidity or operational results. Such statements reflect the current view of the management and are subject to diverse risks and uncertainties. These are qualified in accordance with the inherent risks and uncertainties involving future expectations in general, and actual results could differ materially from those currently anticipated due to various risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on diverse assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Suzano does not undertake any obligation to update any such forward-looking statements as a result of new information, future events or otherwise, except as expressly required by law. All forward-looking statements in this presentation are covered in their entirety by this disclaimer. In addition, this presentation contains some financial indicators that are not recognized by the BR GAAP or IFRS. These indicators do not have a standard meaning and may not be comparable to indicators with a similar description used by other companies. We provide these indicators because we use them as measurements of Suzano's performance; they should not be considered separately or as a replacement for other financial metrics that have been disclosed in accordance with BR GAAP or IFRS. 2

1. Agreement entered into by Suzano International Holding B.V. 2. Subject to adjustments for this type of transaction until its completion. 3 Rationale for Suzano & K-C Partnership JV NewCo B.V.¹ 49%51% Accelerating fiber-to-fiber strategy in the global tissue market Combination of industrial and operational excellence + commercial and branding expertise Acquisition Value: USD1.734 billion² (Call option for the 49% stake) - Board of Directors will consist of 5 members, with 3 appointed by Suzano - Suzano will have the right to appoint the CEO and CFO JV Structure grants operational continuity and aligns to capture efficiency gains Companies share values and strong culture based on innovation and sustainability Successful track record of integrating Suzano and K-C operations in Brazil Creation of a Joint Venture, in which Suzano will have control

Strategic rationale for Suzano Competitiveness Iconic brands with price premium and high-quality asset base Scalability Potential to lead fiber-to-fiber movement across regions and create a new reference 8th largest tissue player globally Value creation Expected IRR of 15.5% (US$ nominal terms) Higher operational efficiency and/or synergies Efficiency gains expected to be captured within 3 years (US$175M p.a.¹) Investment Grade rating status Limited impact on leverage with cash flow volatility reduction M&A Assumptions Transaction Attributes 41. Running rate considering 100% capture from the 3rd year onwards.

Joint Venture NewCo: Business overview

suzano

Main figures

1.0 Mt
Tissue Total Capacity

~ US$3.3 bn
Pro forma Net Revenues[1]

~ US$0.5 bn
Pro forma Adj. EBITDA[1]

~ 9,000
Employees

Operations

22 mills
in 14 countries

70+ countries
with sales

2 business segments
Family Care
& Professional

Footprint

Mills locations

EMEA (Europe, the Middle East and Africa)	Italy, France, United Kingdom, Germany, Spain, Israel and South Africa
APAC (Asia-Pacific)	Australia, Malaysia, Thailand and Taiwan
Central and South America	El Salvador, Peru and Colombia

Revenues by region[2]



33%
21%
19%
16%
11%
EMEA
UK
LatAm
Asia
Oceania

1. Pro forma net revenues and adjusted EBITDA 2024 consider non-recurring effects and JV business scope adjustments. 2. Based on 2024 figures.

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Bath Tissue Household Care Hands & Face Washroom Wipers Royalty-free licensing of global brands for 30 years and transfer of regional brands Consumer Brands Professional Brands 6 Global brands C&C C&C Central America & Caribbean A portfolio of leading brands across attractive categories

Adequate return and profitability with higher operational efficiency

Expected unleveraged IRR in US$ nominal terms	Potential operational gains[1]
15.5%	US$175 million p.a.

Potential operational gains breakdown[2]:



4%
12%
37%
13%
100% capture in 3 years
34%
Procurement
Industrial
G&A
Logistics
Other

K-C's acquired assets in Brazil[3] - Mogi mill case

Gain from Cost Efficiency

Cash Cost[4] - Mogi das Cruzes
(R$/t)

(Kimberly-Clark acquisition site)



-46%

Reduction in input costs, specific consumption and fixed costs

Gain from Production Volume

Production Volume Increase
(thousand tons)

(Kimberly-Clark acquisition site)



+22%

Increase in running rate and operational stability

(Operational gains based on Jan-May 2023 and Jan-May-2025 figures)

1. Running rate considering 100% capture from the 3rd year onwards. 2. Preliminary estimates and subject to adjustments based on future assessment. 3. Material Fact June 1st 2023. 4. Does not include pulp price change.

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Downstream integration reduces Suzano’s cash flow volatility and diversifies portfolio Brazil Net revenue by region1 FY 2024, % LATAM (ex-Brazil)Europe North America Net revenue by segment1 FY 2024, % Paper and Packaging PulpConsumer Goods EBITDA by segment2 FY 2024, % Notes: (1) Converted by the average dollar for the period (2024 = FX@5.39). (2) The share of Suzano's Consumer Goods segment (As-Is) consider pulp at cost according to 2024 Financial Statements. Pro Forma EBITDA of the joint venture considers pulp at market price. Includes 100% of JV's EBITDA. (3) Oceania, Middle East and Africa. 79% 58% 15% 11% 6% 31% 87% 78% 9% 8% 4% 14% Asia Other3 Suzano As-Is Suzano + JV (100%) Pro Forma Suzano As-Is Suzano + JV (100%) Pro Forma Suzano As-Is Suzano + JV (100%) Pro Forma 33% 26% 20% 17% 4% 31% 28% 15% 12% 8% 6% 8

Pathway from Signing to Closing Signing Approvals from regulatory authorities Corporate reorganization and creation of JV NewCo Closing (payment date) Mid-2026 Organizational structure definition of Board of Directors and C-Level June 4 th, 2025 9

Q&A Investor Relations ir.suzano.com.br ri@suzano.com.br